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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )

                            ------------------------

                               XYLAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                    ALCATEL
                             ZEUS ACQUISITION CORP.
                                   (BIDDERS)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        PREFERRED SHARE PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  984151 10 0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 MICHAEL HAASE
                                  ALCATEL USA
                                 1000 COIT ROAD
                               PLANO, TEXAS 75075
                                 (972) 519-6855
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)

                            ------------------------

                                    COPY TO

                             STANLEY KOMAROFF, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION                                       AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------------------------------
                     $1,467,869,106(1)                                               $293,574
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

(1) Calculated by multiplying $37.00, the per share cash tender offer price, by 39,672,138, the number of shares of Common Stock being sought in the tender offer and not owned by Parent or Purchaser.
 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid: --------------------------                   Filing Party: -------------------------
      Form or Registration No.: -------------------------                  Date Filed: --------------------------

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

                                 SCHEDULE 14D-1

   CUSIP NO. 984151 10 0                                  PAGE 2 OF 3 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           Zeus Acquisition Corp. I.R.S. IDENTIFICATION NUMBER OF ABOVE
           PERSON
           Pending
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCE OF FUNDS* AF
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION California
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,943,705 shares of Common Stock (right to acquire).
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 11.6
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON* CO
---------------------------------------------------------------------------

                                 SCHEDULE 14D-1

   CUSIP NO. 984151 10 0                                  PAGE 3 OF 3 PAGES

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSON
           Alcatel I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
           Not applicable
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS* WC
---------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION France
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,757,949 shares of Common Stock (including 4,943,705 shares that Alcatel has the right to acquire)
---------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 18.3
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON* CO
---------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Zeus Acquisition Corp., a corporation organized and existing under the laws of the State of California ("Purchaser") and a wholly-owned indirect subsidiary of Alcatel, a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated Preferred Share Purchase Rights) (collectively, the "Shares"), of Xylan Corporation, a corporation organized and existing under the laws of the State of California (the "Company"), at a price of $37.00 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Xylan Corporation and its principal executive offices are located at 26707 West Agoura Road, Calabasas, California 91302.

     (b) The class of equity securities and the exact amount of such securities being sought are 39,672,138 shares of common stock, par value $0.001 per share, of the Company (including the associated Preferred Share Purchase Rights). As of February 23, 1999, there were 42,486,382 Shares issued and outstanding, as represented by the Company in the Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, Purchaser and the Company. Parent currently beneficially owns 2,814,244 of the Shares. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Proration; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") in the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is being filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent and the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent is set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and is incorporated herein by reference. Purchaser is a wholly-owned subsidiary of Alcatel USA, Inc., a Delaware corporation ("Alcatel USA"), which is a 50%-owned subsidiary of each of Parent and Alcatel USA Holdings, Inc., a Delaware corporation ("Alcatel USA Holdings"), which is a wholly-owned subsidiary of Parent. The principal business address of Alcatel USA is 1000 Coit Road, Plano, Texas 75075 and of Alcatel USA Holdings is 39 Second Street, Hickory, North Carolina 29601.

     (e) and (f) During the last five years, none of Purchaser, Parent, Alcatel USA or Alcatel USA Holdings and, to the best knowledge of Purchaser and Parent, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") and
Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger; Other Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth on the cover page hereto and in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference. Each of Alcatel USA and Alcatel USA Holdings is deemed to beneficially own the 4,943,705 Shares (as to which each has the right to acquire) beneficially owned by Purchaser, constituting approximately 11.6% of the total number of Shares represented by the Company to be outstanding as of February 23, 1999. In addition, Alcatel Data Networks, S.A., a subsidiary of Parent whose principal business address is 1-3 avenue Jeanne Braconier 92360 Meudon La Foret, France, beneficially owns 2,814,244 of the Shares deemed to be beneficially owned by Parent, constituting approximately 6.6% of the total number of Shares represented by the Company to be outstanding as of February 23, 1999.

     (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
        COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Agreements; Stock Option Agreement; Employment Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") is incorporated herein by reference. The incorporation by reference of such information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold his, her or its Shares.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable

     (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated March 8, 1999
(a)(2)  Letter of Transmittal
(a)(3)  Notice of Guaranteed Delivery
(a)(4) Letter to brokers, dealers, commercial banks, trust companies and nominees
(a)(5) Letter to clients for use by brokers, dealers, commercial banks, trust companies and nominees
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9
(a)(7)  Summary advertisement as published in THE WALL STREET
        JOURNAL on March 8, 1999
(a)(8)  Press release issued on March 2, 1999
(b)     Not applicable
(c)(1) Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, Purchaser and the Company
(c)(2) Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser, Steven Y. Kim, Steve Y. Kim Living
        Trust and Kim Irrevocable Children's Trust
(c)(3) Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser and Yuri Pikover, Pikover 1995
        Irrevocable Trust, Pikover Trust and Pikover Irrevocable
        Children's Trust
(c)(4) Shareholder Agreement, dated as of March 1, 1999, by and among Parent, Purchaser and John Walecka
(c)(5)  Stock Option Agreement, dated March 1, 1999, by and among
        Parent, Purchaser and the Company
(c)(6) 1995 Shareholder Agreement, dated as of March 13, 1995, among Alcatel Data Networks, S.A., Brentwood Associates VI,
        L.P., Crosspoint Venture Partners 93, Crosspoint 1993
        Entrepreneurs Fund, Norwest Equity Partners IV, U.S. Venture
        Partners IV, L.P., Second Ventures II, L.P., USVP
        Entrepreneur Partners II, L.P., Steve Y. Kim and Yuri
        Pikover
(d)     Not applicable
(e)     Not applicable
(f)     Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ALCATEL

                                          By: /s/ SERGE TCHURUK

                                            ------------------------------------
                                            Name: Serge Tchuruk
                                            Title: Chairman and Chief Executive
                                              Officer

                                          ZEUS ACQUISITION CORP.

                                          By: /s/ OLIVIER HOUSSIN

                                            ------------------------------------
                                            Name: Olivier Houssin
                                            Title: Chairman

March 8, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
(a)(1)      Offer to Purchase dated March 8, 1999
(a)(2)      Letter of Transmittal
(a)(3)      Notice of Guaranteed Delivery
(a)(4)      Letter to brokers, dealers, commercial banks, trust
            companies and nominees
(a)(5)      Letter to clients for use by brokers, dealers, commercial
            banks, trust companies and nominees
(a)(6)      Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9
(a)(7)      Summary advertisement as published in THE WALL STREET
            JOURNAL on March 8, 1999
(a)(8)      Press release issued on March 2, 1999
(b)         Not applicable
(c)(1)      Agreement and Plan of Merger, dated as of March 1, 1999, by and among Parent, Purchaser and the Company
(c)(2)      Shareholder Agreement, dated as of March 1, 1999, by and
            among Parent, Purchaser, Steven Y. Kim, Steve Y. Kim Living
            Trust and Kim Irrevocable Children's Trust
(c)(3)      Shareholder Agreement, dated as of March 1, 1999, by and
            among Parent, Purchaser and Yuri Pikover, Pikover 1995
            Irrevocable Trust, Pikover Trust and Pikover Irrevocable
            Children's Trust
(c)(4)      Shareholder Agreement, dated as of March 1, 1999, by and
            among Parent, Purchaser and John Walecka
(c)(5)      Stock Option Agreement, dated March 1, 1999, by and among
            Parent, Purchaser and the Company
(c)(6)      1995 Shareholder Agreement, dated as of March 13, 1995,
            among Alcatel Data Networks, S.A., Brentwood Associates VI,
            L.P., Crosspoint Venture Partners 93, Crosspoint 1993
            Entrepreneurs Fund, Norwest Equity Partners IV, U.S. Venture
            Partners IV, L.P., Second Ventures II, L.P., USVP
            Entrepreneur Partners II, L.P., Steve Y. Kim and Yuri
            Pikover
(d)         Not applicable
(e)         Not applicable
(f)         Not applicable